

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2020

David Rosa
Chief Executive Officer
NeuroOne Medical Technologies Corporation
7599 Anagram Dr.
Eden Prairie, MN 55344

  Re: NeuroOne Medical Technologies Corporation
    Registration Statement on Form S-1
    Filed August 12, 2020
    File No. 333-244487

Dear Mr. Rosa:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ada D. Sarmento at 202-551-3798 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Emily J. Johns, Esq.